United States securities and exchange commission logo





                             April 13, 2023

       Jaymes Winters
       Chief Executive Officer
       Nubia Brand International Corp.
       13355 Noel Rd, Suite 1100
       Dallas, TX 75240

                                                        Re: Nubia Brand
International Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 20,
2023
                                                            File No. 001-41323

       Dear Jaymes Winters:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A, filed March 20, 2023

       General

   1. Please provide your analysis why the proposed issuance of your common stock as consideration for the
business combination does not require registration under the
                                                        Securities Act.
   2. We note disclosure on page 155 regarding the tax lien placed by the Internal Revenue
                                                        Service on the property
of Global Graphene Group, Inc. ("G3"), including the assets to be contributed to the
combined company. Please disclose whether and how this tax lien will affect the business
combination, together with appropriate risk factor disclosure.
   3. We note your disclosure that G3 will hold 81.8% of the combined company's shares, and that G3 and the sponsor
will have substantial control over the combined company after the business combination.
Please disclose on the proxy statement cover and in the summary
                                                        (i) the percent of
voting power that G3 will control after the business combination, (ii)
 Jaymes Winters
Nubia Brand International Corp.
April 13, 2023
Page 2
         whether you will be considered to be a controlled company, and (iii) whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules. Include related risk factor disclosure as appropriate.
4. Please include disclosure regarding G3's management and ownership in an appropriate place in the proxy statement. To the extent that G3 is managed or owned by related parties of the combined company, include risk factor disclosure regarding potential conflicts of interest and related risks to the combined company and public shareholders.
5. We note disclosure regarding related agreements (pages 7-8), amended registration rights agreement (page 48), transition agreement (page 77), and patent assignment (page A-74).
         Please ensure all material agreements, complete with any schedules or exhibits thereto, are filed with your proxy statement and listed in the table of contents.
6. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
7. The definition of "Honeycomb" on page iii refers solely to Honeycomb Battery Company,
         LLC, yet disclosure elsewhere indicates G3 will contribute its battery business, consisting of two subsidiaries (Honeycomb and Angstron Energy Company, Inc.) and certain allocated assets, liabilities, and/or expenses of G3. Please revise to clarify whether references to "Honeycomb" throughout the proxy statement refer to the subsidiary or the spun-off battery business, for instance consistent with the definition on page 123.
Questions and Answers about the Proposals
Q. What vote is required to approve the proposals presented at the special meeting?, page ix

8. Please revise to disclose the number and percentage of shares held by public shareholders that is required to establish a quorum and approve each proposal, clearly stating if none
FirstName LastNameJaymes Winters
       are required. In this regard, we note disclosure on page xi that the sponsor and the
Comapany    NameNubia
       insiders           Brand
                 have agreed     International
                              to vote          Corp. and any public shares held
by them in favor of
                                      founder shares
       the2023
April 13,  proposals.
                 Page 2
FirstName LastName
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FirstName   LastNameJaymes    Winters
Nubia Brand   International Corp.
Comapany
April       NameNubia Brand International Corp.
       13, 2023
April 313, 2023 Page 3
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FirstName LastName
Summary of the Proxy Statement, page 1

9. We note disclosure that "G3 is in the process of converting Honeycomb into an independently operated company." Please revise to clearly describe the material steps involved in this process and the timing thereof, including when completion is expected in relation to the shareholder meeting and other key dates.
10. We note your disclosures that "all battery related patents and patent applications held by
         [G3], of which there are in excess of 520," will be transferred to Honeycomb and that
         "Honeycomb relies heavily on owned intellectual property." However,
Section 4 of the
         Contribution Agreement contemplates that Honeycomb will receive a non-exclusive license to the G3 Special Patents, and Section 2(b)(i) of the Supply and License
         Agreement provides a non-exclusive license under the G3 Intellectual Property for specified purposes. Please revise your disclosure to clarify Honeycomb's intellectual property ownership in light of these licensing arrangements.
11. Disclosure indicating that the business combination will not be consummated if Nubia has net tangible assets of less than $5,000,001 (for example, on pages 11, 62, 91, and elsewhere) appears inconsistent with the description of the NTA amendment proposal on page 100. Please reconcile or explain.
Conditions to Closing, page 6

12. Please clearly disclose all material conditions to closing, revising the reference to
         "customary closing conditions including" accordingly.
Impact of the Business Combination on the Combined Company's Public Float, page
8

13. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution
         (including the amount of equity held by founders, the "earn-out" shares, and any convertible securities, including public warrants retained by redeeming shareholders and private warrants), at each of the redemption levels detailed in your sensitivity analysis
         (i.e., minimum, maximum, and interim redemption levels), including any needed assumptions.
14. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including private warrants.
15. On page vii you disclose that the fully diluted share capital would be 27,141,000 common stock equivalents; however on page 8, you disclose that the fully diluted share capital would be 27,216,000 common stock equivalents. Please reconcile and revise throughout.
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FirstName   LastNameJaymes    Winters
Nubia Brand   International Corp.
Comapany
April       NameNubia Brand International Corp.
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Interests of Certain Persons in the Business Combination, page 11

16. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement, such as the promissory note and advances described in note 5 to your financial statements. Provide
         similar disclosure for the company   s officers and directors, if
material, including
         management positions to be held in the post-combination company, as referenced on pages 74 and 75. Add related risk factor disclosure.
Comparative Per Share Information, page 21

17.      Please revise the first line item of your table to say    book value
per share.
18.      Given that your line item descriptions    weighted average shares
outstanding     common
         stock subject to redemption    and    basic and diluted net income per
share     common stock
         subject to redemption    are only applicable to the Nubia Historical
column, please revise
         your table to move the pro forma weighted average shares outstanding and the pro forma net income per share information to separate line items with appropriate descriptions.
         Alternatively, please label the minimum and maximum redemption columns as "pro forma." Additionally, please add the comparative per share data for Honeycomb Batter.
         This comment also applies to your table in Note 5 on page 150.
19. Please revise your disclosure regarding the assumed redemption scenarios to additionally describe the interim redemption scenario reflected in the table.
20. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Cautionary Note Regarding Forward-Looking Statements, page 22

21. Your disclosure references factors discussed in your Form 10-K under the heading "Risk
         Factors," but the Form 10-K discloses that, "As a smaller reporting company, we are not required to make disclosures under this Item." Please revise accordingly.
Risk Factors
Our history of recurring losses and anticipated expenditures . . . . , page 31

22. We note disclosure in this and the following risk factor highlighting the need for additional capital. Please disclose whether, and for how long, the proceeds from the business combination are expected to be sufficient to fund the post-combination company, taking into account potential redemptions. Reconcile and update liquidity disclosure on page 154 as appropriate.
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FirstName   LastNameJaymes    Winters
Nubia Brand   International Corp.
Comapany
April       NameNubia Brand International Corp.
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Risks Related to Nubia and the Business Combination, page 43

23. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
24. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
25. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
26. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Even if Nubia consummates the business combination, there is no guarantee that the public warrants will ever be in the money . . . . , page 49

27. Please enhance your disclosure to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
The amended and restated bylaws that will be effective . . . . , page 50

28. We note disclosure indicating that the exclusive forum provision will not apply to the
         Securities Act or the Exchange Act, and that the federal district courts will be the exclusive forum for Securities Act claims. Please ensure that Article XI of the Second
         Amended Certificate of Incorporation and/or Section 9.16 of the Amended Bylaws are
         consistent with your disclosure.
Proposal No. 1--The Business Combination Proposal
Background of the Transactions, page 71

29. Please revise your disclosure in this section to describe negotiations relating to material terms of the transactions, including but not limited to structure, consideration, earn-out shares, and continuing employment or involvement for any persons affiliated with the
         SPAC before the merger. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues (including proposals and counter-proposals), and how you reached agreement on the final terms. In this regard, we note references in the
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         Fairness Opinion Letter to "updated purchase consideration" and to the "Original
         Agreement" and "Revised Agreement."
30. We note references on pages 75 and 77 to a post-closing committed equity facility of up to
         $140 million. Please revise your disclosure to include any discussions about the need to obtain additional financing for the combined company and the negotiation process (e.g., who selected the investment bank for the equity facility, and what relationships did the investment bank have to the SPAC, the sponsor, the target, or their respective affiliates).
         Disclose the status and material terms of the equity facility, including how these terms were determined.
Honeycomb's Financial Projections, page 78

31. Please revise your disclosure to clearly describe the reasons the financial projections were prepared and the purpose for their inclusion in the proxy statement. We note the reference on page 78 to other projections that are not disclosed (e.g., sales forecasts, manufacturing capacity, launch costs, and use of proceeds statements). If non-disclosed projections were relied upon by your board of directors in approving the business combination, or by
         EverEdge Global in issuing its fairness opinion, then revise your disclosure to include these projections together with material underlying assumptions and limitations.
32. Please revise your disclosure to fully describe the material assumptions underlying the financial projections, including the type of market assumed in developing those assumptions. Clearly describe how the assumptions relate to and resulted in the projected financial information, identifying the limitations of the projections. Quantify the underlying assumptions to the extent possible.
33. We note the term of the projections. Please explain the basis of the projections beyond year three and if the forecasts reflect more than simple assumptions about growth rates. It should be clear from your revisions how the projected growth rates are sustainable over the selected period of time, and why assuming such growth rates is reasonable.
34. Disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable. Clearly describe the basis for projecting revenue growth, along with the factors or contingencies that would affect such growth ultimately materializing.
Interests of Certain Persons in the Business Combination, page 89

35. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
36. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In this regard, we note the table in your Form 10-K
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FirstName   LastNameJaymes    Winters
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April       NameNubia Brand International Corp.
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         summarizing the entities to which your executive officers and directors currently have fiduciary duties or contractual obligations. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
U.S. Material Federal Income Tax Consequences, page 92

37. Please revise this section to discuss the material tax consequences of the business combination to each company's securityholders and the company. In this regard, the merger agreement indicates that the parties intend for the restructuring and the merger to be tax free under Sections 351(a) and/or 368(a) of the Internal Revenue Code. If you
         believe the business combination will be tax free, please disclose whether you received an opinion of counsel that supports this conclusion. Refer to Section III of Staff Legal
         Bulletin No. 19. Additionally include summary and risk factor disclosure and revise your
         Questions and Answers section to briefly address the tax consequences. Proposal No. 5--The Director Election Proposal, page 107

38. Note 7 to your financial statements indicates that only Class B shareholders have the right to vote on the election of directors prior to a business combination. Please revise disclosure in this section and elsewhere as appropriate to reconcile. Proposal No. 7--The Adjournment Proposal, page 110

39. Please revise your disclosure to reflect that discretionary authority may not be exercised to vote in favor of the adjournment proposal.
Other Information Related to Nubia, page 111

40. We note disclosure that the sponsor, the target, and/or their respective affiliates may purchase shares, or enter into agreements to purchase shares in the future, and that any such shares purchased by your affiliates would be voted in favor of the business combination. Please provide your analysis on how such purchases will comply with Rule
         14e-5. To the extent you are relying on Tender Offer Compliance and Disclosure
         Interpretation 166.01, please provide an analysis regarding how it applies to your circumstances. We further note references to privately negotiated agreements on pages
         56-57 and a potential $70 million forward purchase agreement on page 75; please disclose the purpose of these purchases and provide your analysis on how such purchases will comply with Rule 14e-5.
Information about Honeycomb, page 123

41. Please revise this section to include specific, clear information sufficient to allow investors to evaluate the spun-off business. Clearly distinguish
Honeycomb   s aspirations
         from its accomplishments throughout. Address, without limitation, each of the following items:
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                Clearly identify each of Honeycomb   s products and the current
stage of its
              development.

                Describe Honeycomb   s development timeline, identifying the
technical, pre-
              production, and production-level expectations and targets referenced elsewhere (e.g., page 34).

                Clearly describe the steps involved in the research, design, development,
              manufacturing, and commercialization of Honeycomb   s technology,
identifying the
              material obstacles to overcome.

                Indicate which steps in the development timeline are expected to be completed with existing funds, and which will require additional funding, consistent with liquidity disclosure elsewhere.

                Specifically describe the additional extensive safety testing required prior to
              Honeycomb   s technology being installed in electric vehicles, as
referenced elsewhere
              (e.g.   page 25).
42. Please disclose the basis for your claim that "Honeycomb is recognized as a global leader in both the high-capacity anode and the high-energy solidstate battery." Clarify whether the basis for such leadership is supported by quantitative criteria, taking into account the
         early-stage, developmental nature of Honeycomb   s business. If this
claim relates to
         intellectual property, clarify the extent to which such intellectual property will be assigned to Honeycomb or retained by G3 (and potentially licensed to third parties).
Manufacturing and Supply, page 133

43. Your disclosure indicates that Honeycomb plans to be a supplier of all-solid-state cells and certain battery components/materials (e.g., graphite-, Si oxide-, and Si-rich anode materials and electrolytes) to select customers or strategic partners. Please expand this section to address current and expected manufacturing capacity for each of these technologies, as your disclosure currently appears to address only silicon anode material.
         Clarify whether Honeycomb has entered into any toll manufacturing/joint venture arrangements for solid-state cells, and describe the current or expected material terms thereof.
44. We note that Section 4 of the Supply and License Agreement limits manufacture of
         graphene and graphite products for use in Honeycomb   s
battery-related products and
         prohibits resale to third parties. Please revise your disclosure, here and elsewhere, to clarify that Honeycomb will not supply graphene/graphite materials in light of this limitation. For example, and without limitation, we statements that Honeycomb is
         "positioned to supply . . . graphite from sustainable sources" and "has developed a process technology that allows for cost-effective production of anode-grade graphite from sustainable sources such as biomass and recycled materials."
 Jaymes Winters
Nubia Brand International Corp.
April 13, 2023
Page 9
45.      Please describe the material terms of Honeycomb   s supply agreements.
In this regard, we
         note disclosure on page 24 that some agreements require Honeycomb to bear certain costs relating to product recalls and replacements due to defects of incorporated battery products.
Intellectual Property, page 134

46.      Please revise to identify Honeycomb   s material patents, including
duration. Distinguish
         clearly between owned and licensed patents and other intellectual property. Describe the material terms of the G3 license, including any limitations thereunder, and the G3 patent assignment (referenced in Section 11 of the Contribution Agreement). Government Regulation and Compliance, page 137

47. Please expand your disclosure to describe the government regulations pertaining to battery safety, transportation of batteries, use of batteries in vehicles, factory safety, and disposal of hazardous materials to which Honeycomb is or will be subject. Management after the Business Combination, page 138

48. Please revise this section to describe the portion of time your Executive Chairman and
         Chief Science Officer will dedicate to the post-combination company, in light of disclosure on page 27 regarding his continued employment with G3. Additionally revise your disclosure to (i) clarify whether other members of your management will retain positions with G3 and (ii) identify all directorships held. In this regard, we note that Dr.
         Jang is identified as chairman of the board of directors of G3 on page 169.
Involvement in Certain Legal Proceedings, page 141

49. Please revise to include disclosure regarding the bankruptcy proceedings involving the
         Chief Executive Officer of the combined company, as disclosed in your Form 10-K.
Executive Compensation, page 143

50.      Please revise to include 2022 compensation information with respect to
Honeycomb   s
         directors and executive officers, explaining any assumptions (including by reference to the combined carved-out financial statements as appropriate).
51.    We note disclosure that the combined company intends to develop a compensation
       program. Please expand to discuss the expected material terms thereof, including salary
FirstName LastNameJaymes Winters
       and bonus arrangements. In light of disclosure that the combined company will reimburse
Comapany
       70%NameNubia      Brandcompensation
            of Dr. Bor Jang   s  International Corp.
                                             and related costs at G3,
additionally disclose the
       material terms
April 13, 2023 Page 9 of these arrangements.
FirstName LastName
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April      NameNubia Brand International Corp.
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Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 148

52. It appears to us that your presentation of the weighted average shares should reflect a pro forma adjustment for the 70,000,000 common shares issued as consideration in the transaction. In this regard, please add footnote disclosure explaining the adjustment made to get from the historical weighted average common shares to the pro forma amounts in the minimum redemption and maximum redemption columns. Refer to Rule 11-02(a)(9)
         of Regulation S-X for guidance.
Honeycomb's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 154

53.      Please expand your disclosure to address that Honeycomb   s auditor
has expressed
         substantial doubt as to its ability to continue as a going concern, as
well as management   s
         plan to address this circumstance.
Description of Securities, page 158

54. Please revise this section to clearly describe the securities of the post-combination company. For instance, the public and private warrants are described as your securities
         (i.e., the pre-combination company); revise to describe warrants of the post-combination company or otherwise clarify whether these will remain outstanding with no changes following the business combination.
Certain Relationships and Related Party Transactions, page 170

55.      Please disclose the sponsor   s promissory note and related party
advances described in note
         5 of your financial statements.
56. Please revise your disclosure to clearly describe the lock-up provisions that will be in effect following the business combination pursuant to the parent support, company lock-
         up, and/or sponsor lock-up agreements. Additionally clarify whether the representative shares are still subject to the lock-up described in note 6 to your financial statements.
57. We note disclosure that, pursuant to the registration rights agreement, Honeycomb will be obligated to file a registration statement to register the resale of certain securities of
         Honeycomb held by the Holders (which term is defined to include your public shareholders). Please revise to clarify whether registration rights refer to securities of the combined company, and how such rights relate to public shareholders. Conform disclosure regarding registration rights throughout the proxy statement (including financial statement notes) as appropriate.
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April 11
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Alex Weniger-Araujo